As filed with the Securities and Exchange Commission on December 20, 2022

Investment Company Act File No. 811-22107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SEI STRUCTURED CREDIT FUND, LP

(Name of Issuer)

SEI STRUCTURED CREDIT FUND, LP

(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David F. McCann, Esq.

c/o SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone: (610) 676-3649

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Timothy W. Levin, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Telephone: (215) 963-5000

December 20, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation* $80,000,000	Amount of Filing Fee** $8,816.00

*	Calculated as the aggregate maximum purchase price for limited partnership interests.

**	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

[ ]	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase dated December 22, 2022, attached as Exhibit B hereto (the "Offer to Purchase"), which is incorporated herein by reference.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is the SEI Structured Credit Fund, LP a Delaware limited partnership (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund pursues its investment objective by investing in a portfolio comprised of collateralized debt obligations and other structured credit investments. The principal executive office of the Fund is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the telephone number is 610-676-3649.

(b) The title of the securities that are the subject of this offer is limited partnership interests in the Fund ("Interests"). As of November 30, 2022, there was approximately $1.67 billion of interests outstanding.

(c) Interests are not traded in any market, and any transfer of Interests is strictly limited by the terms of the Fund's Agreement of Limited Partnership dated as of June 27, 2007, as it may be amended from time to time (the "Partnership Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The Fund is tendering for its own Interests. Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)

(i) Subject to the conditions set forth in the Offer to Purchase, the Fund is seeking tenders for Interests having an aggregate net asset value on March 31, 2023 not to exceed $80,000,000 (the "Offer").

(ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on March 31, 2023 or a later date determined by the Fund if the Offer is extended, upon the terms and conditions set forth in the Offer to Purchase. Reference is hereby made to the Cover Letter to the Offer to Purchase (“Cover Letter”), Summary Term Sheet, and the sections entitled "Offer to Purchase and Price," "Purchases and Payment" and "Certain Conditions of the Offer" of the Offer to Purchase, each of which is incorporated herein by reference.

(iii) The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on January 24, 2023, unless extended. Reference is hereby made to the Cover Letter, Summary Term Sheet and the sections entitled "Offer to Purchase and Price" and "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

(iv) Not applicable.

(v) Reference is hereby made to the Cover Letter, Summary Term Sheet and the section entitled "Certain Conditions of the Offer" of the Offer to Purchase, each of which is incorporated herein by reference.

(vi) Reference is hereby made to the Summary Term Sheet and the section entitled "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

(vii) Reference is hereby made to the Cover Letter, the Summary Term Sheet and the sections entitled "Procedure for Tenders" and "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

(viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Procedure for Tenders" of the Offer to Purchase, each of which is incorporated herein by reference.

(ix) Reference is hereby made to the section entitled "Amount of Tender" of the Offer to Purchase, which is incorporated herein by reference.

(x) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(xi) Not applicable.

(xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) Any Interests to be purchased from any affiliate, officer, or member of the Board of Directors of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund's registration statement on Form N-2, filed with the Securities and Exchange Commission on August 1, 2007 (the “Registration Statement”) and the Partnership Agreement provide that the Board of Directors of the Fund (the "Board") has the discretion to determine whether the Fund will repurchase Interests from time to time from Investors pursuant to written tenders. SEI Investments Management Corporation, the Fund's investment adviser (the "Adviser"), expects that it will recommend to the Board that the Fund offer to repurchase Interests from Investors four times each year, as of the last business day of March, June, September and December, but the Board is under no obligation to follow such recommendations. The Fund is not aware of any other contract, agreement, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between the Fund, SEI Investment Strategies, LLC, the Fund's general partner (the "General Partner"), any of the Fund's or the General Partner's executive officers or directors, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund or the General Partner, with respect to the Interests (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to the section entitled "Certain Information about the Fund" of the Offer to Purchase, which is incorporated herein by reference. Because Interests currently are not traded in any established secondary market, Subsections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is hereby made to the Summary Term Sheet and the section entitled "Purchases and Payment" of the Offer to Purchase, each of which is incorporated herein by reference.

(b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the General Partner, the Board or the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Interests, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors or from the proceeds of the sale of portfolio securities and assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Fund does not hold any Interests in treasury. The General Partner does not beneficially own any Interests and none of the directors of the Fund beneficially own any Interests.

(b) There have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the General Partner, any of the Fund's or the General Partner's executive officers or directors, the Adviser, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund, the General Partner or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) (1) Reference is made to the following audited financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

Audited financial statements for the period of January 1, 2019 to December 31, 2019 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 4, 2020.

Audited financial statements for the period of January 1, 2020 to December 31, 2020 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 8, 2021.

Audited financial statements for the period of January 1, 2021 to December 31, 2021 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on May 6, 2022.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) The Offer to Purchase, attached hereto as Exhibit B, is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A. Cover Letter to Offer to Purchase.

B. Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI STRUCTURED CREDIT FUND, LP

By:	/s/ David F. McCann
Name:	David F. McCann, Esq.
Title:	Vice-President & Secretary

Dated: December 20, 2022

EXHIBIT INDEX

EXHIBITS

A. Cover Letter to Offer to Purchase.
B. Offer to Purchase.
C. Form of Letter of Transmittal.
D. Form of Notice of Withdrawal of Tender.
E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.